=======================================================================================================================================

                                                  SECURITIES AND EXCHANGE COMMISSION

                                                         Washington D.C. 20549

                                                            _______________

                                                               FORM 6-K

                                                       REPORT OF FOREIGN ISSUER

                                                 PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                                  THE SECURITIES EXCHANGE ACT OF 1934

                                                    Date:   4 January 2005

                                                       NATIONAL GRID TRANSCO plc
                                                          (Registrant's Name)

                                                              1-3 Strand
                                                                London
                                                               WC2N 5EH
                                                         (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F                                   Form 40-F

Indicate by check mark whether the  registrant by furnishing  the  information  contained in this Form is also thereby  furnishing  the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                  Yes                                         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                               SIGNATURE

         Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     NATIONAL GRID TRANSCO plc

                                                     s/David C. Forward
                                                     By:_________________________
                                                     Name:  David C. Forward
                                                     Title: Assistant Secretary

Date: 4 January 2005

                                                           ANNEX 1 - SUMMARY

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                            Announcements sent to the London Stock Exchange
                                                    for the month of December 2004.

                                    National Grid Transco plc ('NGT')
                                    1-3 Strand
                                    London, WC2N 5EH
                                    United Kingdom

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Recent Announcements to The London Stock Exchange:

DATE              DETAILS

23.12.04 LTIS Operation

20.12.04 Quest Operation

17.12.04 CSFB group notifies interests at 3.24%.

8.12.04  Directors Interests - Share Incentive Plan - monthly update

6.12.04  Quest Operation

                  ANNEX 2 - Copy Announcements as sent

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                            Announcements sent to the London Stock Exchange
                                                    for the month of December 2004.

                           National Grid Transco plc ('NGT')
                           1-3 Strand
                           London
                           WC2N 5EH
                           United Kingdom

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National Grid Transco plc (NGT)
Monday 6 December 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)
-------------------------------------------------------------------------------------------

Last Friday, each of the following NGT Executive Directors:
E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 18,597 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid Transco plc (NGT)
8 December 2004

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 68,897 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market yesterday, at a price of 480.57 pence per share, on behalf of some 3,800 participants.

The following executive Directors of NGT are beneficiaries of the number of shares purchased on their behalf:

------------------------------- ---------------------------- ----------------------------
Director                          Shares purchased in SIP     Resulting total interest
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Steven Holliday                             26                          630,139
------------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ----------------------------
Roger Urwin                                 26                        1,375,727
------------------------------- ---------------------------- ----------------------------

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17th December 2004
National Grid Transco plc (NGT)

Notification of Interest in NGT Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
----------------------------------------------------------

NGT today received a notification from Credit Suisse First Boston group that its total interest was 3.24% (100,029,895 shares) at 14
December 2004. (Included in this disclosure are 49,132,828 shares with an interest under Section 208(5) of the Companies Act, by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.)

National Grid Transco plc (NGT)
Monday 20 December 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2) of the Companies Act 1985)
--------------------------------------------------------------------------------------------

Today each of the following NGT Executive Directors:
E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 6,208 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

23 December 2004
National Grid Transco plc (NGT)
--------------------------------------------------------------------------------------------------
Interests Notified by the Trustee for the Lattice Group Long Term Incentive Scheme (the 'LTIS')
(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
--------------------------------------------------------------------------------------------------

NGT received a notification today from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 57,601 shares by participants on 22 and 23 December
2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 135,761 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226)